February 4, 2016

VIA EDGAR

Kevin Kuhar
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year ended June 27, 2015
Filed August 18, 2015
Form 10-Q for the Quarterly Period ended September 26, 2015
Filed October 23, 2015
File No. 001-34192

Dear Mr. Kuhar:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 8, 2016 (the “Comment Letter”), regarding the Staff’s review of the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year ended June 27, 2015

General

1.
You state on page 6 and elsewhere that Samsung, your largest single end customer, through direct sales and distributors, accounted for 15% of your net revenues in fiscal 2015. We are aware of publicly available information indicating that Samsung operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers, distributors, or other direct or indirect arrangements. You should describe any products, technical data, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

The Company does not have any past, current, or anticipated contacts with Sudan or Syria, including, to its knowledge, through customers, distributors, or other direct or indirect arrangements.

The Company does not sell, offer for sale, or distribute, either directly or indirectly, its products in Sudan or Syria. The Company does not have any agreements, arrangements, or other contacts with the governments of these countries or known entities that they control. Further, the Company has no partners that are approved to export the Company’s products into Sudan or Syria. Finally, the Company is not aware of any sales by its partners of the Company’s products into these countries.

The Company is committed to compliance with U.S. export control regulations and trade and economic sanctions. It has policies and procedures in place for compliance with these laws, including without limitation, standard terms and conditions in purchase orders and other agreements with its customers informing them that the Company’s products are subject to U.S. control and may not be transferred to Sudan or Syria, among other countries, in violation of U.S. export control laws and regulations.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE:

As described above, the Company is not aware of any, direct or indirect, past or current contacts with Sudan or Syria or known entities that they control, and does not have any anticipated contacts with Sudan or Syria or known entities that they control.

Item 1. Business, page 5

3.
Please revise your future filings to provide more specific disclosure regarding the end uses for your products in each of your major end-markets. For example, we note from your disclosure on page 6 that for your major end-market “Automotive” that your market is “Automotive.” Please provide sufficient information in your future filings so that investors can understand the products and applications in your end markets that your semiconductors and other products address. We also note that in addition to the major end-markets that you disclose on page 6, you also indicate on your website that you address the medical and functional markets. If those markets qualify as major-end markets, please enhance the disclosure in your future filings so that your investors can understand your products in those markets as well.

RESPONSE:
The Company acknowledges the Staff’s comment and in future filings, will provide more specific disclosure regarding the end uses for the Company’s products. For example, the Automotive Major End Market and Market information discussed in Item 1 will be revised as follows:

MAJOR END-MARKET	MARKET
AUTOMOTIVE	Infotainment
Powertrain
Body Electronics
Safety and Security

The Company also advises the Staff that the Company does not consider Medical and Functional solutions as Major End Markets. Medical solutions are categorized as sub-markets under the Industrial Major End-Market. Functional solutions are primarily general purpose analog products that cross over multiple Major End-Markets.

Item 11. Executive Compensation, page 38

4.
Please refer to your response to comment 2 in your letter to us dated January 25, 2015. There, you represented that in future filings you would disclose whether and, if so, how “[you] considered the results of the most recent stockholder advisory vote on executive compensation, and how such consideration affected our executive compensation decisions and policies, if at all.” However, your disclosure on page 40 of your definitive proxy statement appears to only disclose the percentage of support you received with respect to the advisory vote held in 2014, not how you considered the results of that vote. Please tell us how you complied with this prior comment and revise future filings, as appropriate.

RESPONSE:
The Company disclosed in its definitive proxy statement (at page 40) that, at the 2014 annual meeting of stockholders, approximately 83% of the votes cast with respect to the advisory vote on the Company’s executive compensation proposal were voted in favor of our executive compensation program described in the prior year’s definitive proxy statement. The definitive proxy statement also contained a description of the Company’s compensation program for executive officers for fiscal year 2015, indicating that it was similar to the compensation program in the prior year, other than the program changes that were specifically identified therein. In light of the strong support we received from our stockholders in the prior year with respect to our 2014 executive compensation proposal, the compensation committee of the Board of Directors (the “Compensation Committee”) did not believe that significant changes were necessary or advisable with respect to the 2015 executive compensation program and therefore approved a compensation program for executive officers that was substantially similar to the compensation program that was established for fiscal year 2014.

The Company values the opinions of our stockholders, including the views of our stockholders in connection with the design of and amounts paid under our compensation program for our executive officers. In its future public filings, the Company will affirmatively state how it considered the results of the most recent stockholder advisory vote on executive compensation, and how such consideration affected our executive compensation decisions and policies, if at all.

5.
We note the additional bonus payments for individual performance reported on page 42 of your definitive proxy statement. Please tell us, and revise applicable future filings to clarify, the elements of individual performance taken into account in determining such payments and how assessment of such performance relates to the amounts paid. See Regulation S-K Item 402(b)(2)(vii).

RESPONSE:

The Company disclosed in its definitive proxy statement (at page 42) the additional bonus payments for individual performance with respect to certain of its named executive officers (the “Additional Bonus”). The Additional Bonus was approved by the Compensation Committee for fiscal year 2015 after considering individual performance and increased responsibilities. Elements of individual performance that were evaluated included profitability and growth targets, performance to quarterly goals, leadership, and collaboration.

In its future public filings, the Company will expand and clarify its description of the elements of individual performance taken into account in determining any additional bonus payments to its named executive officers.

6.
We note the disclosure on pages 37 and 39 of your definitive proxy statement and responses to comments 4 and 3 in your letters to us dated January 25 and March 12, 2013, respectively, regarding the factors considered in determining the amount of equity to award and allocation of those awards. Please tell us, and revise future filings to clarify, how the factors you cite in your disclosure relate to amounts and allocation of equity awarded in 2015. While we note the disclosure on page 43 regarding the basis for the decision to award restricted stock in May 2015, it is unclear how this basis and the factors cited relate to the amount of that award and the September 2014 award or to how you determined the allocation between restricted stock and market shares, while eliminating options. See Regulation S-K 2(b)(2)(iii) and (ix).

RESPONSE:

When setting each compensation component, including total direct compensation opportunities and the selection and allocation of different forms of fixed and incentive compensation, the Compensation Committee considers the following factors:

•	The Company’s overall performance relative to peers and established objectives;

•	Each individual’s skills, job scope, experience, and qualifications relative to other similarly-situated executives at peer companies;

•	The Company’s internal value for each executive position relative to other positions or market practices;

•
A subjective assessment of each individual’s contributions to the Company’s overall performance, ability to lead his or her business unit or function, work as part of a team, and reflect the Company’s core values; and

•	The Company’s ability to retain “critical talent.”

These factors provide the framework for the Compensation Committee’s decision-making. No single factor above is determinative in setting pay levels, there is no formulaic weighting of the factors, and the impact of any single factor on the determination of pay levels is not quantifiable.

Additionally, the Company believes that long-term equity incentive awards are an important part of our compensation program and that they align the interests of our executive officers with those of our stockholders. The Company also recognizes the importance of limiting stockholder dilution associated with making equity grants under the Company’s equity compensation programs. The grants of restricted stock units and market share units as reported in the Company’s definitive proxy statement reflect the Compensation Committee’s judgment in balancing these two important objectives.

In determining the amount of each executive officer’s equity awards, the Compensation Committee considers the grants of restricted stock units and market share units relative to the desired amount of the target total direct compensation opportunity for such executive officer. Although the Compensation Committee does not use a specific formula for this purpose, the amount of equity awards and allocation of equity among different award vehicles are determined using the factors described above as well as the Company’s stock price.

In its future public filings, the Company will expand and clarify how the factors it cites in its disclosure relate to and influence the amounts and allocation of equity compensation awarded to its executive officers.

Note 16: Interest and Other Income (Expense), page 71

7.
We see that you have presented the gain on the sale of the Captive Touch Business outside of operating income within non-operating Interest and other income (expense), net. Please tell us how this presentation complies with FASB ASC 360-10-45-5 which states that if an operating income subtotal is provided, it should include gains on the sale of long-lived assets.

RESPONSE:
For the sale of the Captive Touch Business, the Company considered the guidance within ASC 360-10-45-5, which states that, “a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses”.

The sale of the Captive Touch Business primarily included the sale of internally developed intellectual property and employees. The long-lived assets sold in this transaction consisted of goodwill and fixed assets totaling $0.2 million, which was de minimis given that it represented less than 1% of the total consideration of $39.5 million received in the transaction. There were no other assets sold in this transaction that would be subject to the guidance within ASC 360-10-45-5. Therefore, the Company concluded the gain recognized on the sale of the business was primarily attributable to intellectual property comprised primarily of internally developed technology and assembled workforce and not the de minimis amount of long-lived assets subject to the guidance within ASC 360-10-45-5. Lacking specific guidance as to where such gain should be recorded, the Company determined the gain on the sale of the Captive Touch business was a specific and ancillary transaction that was not reflective of the Company’s primary revenue and expense-generating activities and, therefore, also not reflective of the Company’s operating performance for the period. As such, the Company presented and disclosed this gain within non-operating income in the Company’s Annual Report on Form 10-K for the year ended June 27, 2015.

The Company advises the Staff that the Company includes gains and losses on the sales of long-lived assets subject to the guidance in ASC 360-10 within the subtotal, “Total operating expenses,” in its statement of income. For example, in the Form 10-Q for the period ended December 26, 2015, filed on January 22, 2016, the Company recorded a $3.8 million gain on the asset sale of our San Jose wafer fabrication facility within “Other operating expenses (income, net).”

Note 18: Restructuring Activities

Fiscal Year 2015, page 75

8.	In future filings, please disclose, as required by FASB ASC 250-10-50-4, the effect on net income and earnings per share of the changes in estimates.

RESPONSE:
The Company acknowledges the Staff’s comment and in future filings will provide the disclosure required by FASB ASC 250-10-50-4, the effect on net income and earnings per share of the change in estimates. The Company advises the Staff that the Form 10-Q for the period ended December 26, 2015, filed on January 22, 2016, includes a supplemental discussion and table in Part I, Item 1, Note 15: “Restructuring Activities” to describe the effect of the change in estimate of the useful lives of long lived assets included in restructuring plans on operating income (loss), net income (loss), and earnings (loss) per share.

Form 10-Q for the Quarterly Period ended September 26, 2015

Note 14: Impairment of Long-Lived Assets

Fiscal year 2016, page 22

9.	Please revise future filings to provide the disclosures required by FASB ASC 360-10-50-3(e) for the major classes of long-lived assets classified as held for sale.

RESPONSE:
The Company acknowledges the Staff’s comment and in future filings will provide the disclosure required by FASB ASC 360-10-50-3(e) for the major classes of long-lived assets classified as held for sale. The Company advises the Staff that the Form 10-Q for the period ended December 26, 2015, filed on January 22, 2016, includes a supplemental discussion and table in Part I, Item 1, Note 3: “Balance Sheet Components” to disclose the major classes of long-lived assets classified as held for sale.

The Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please contact me at (408) 601-5294 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/	Bruce E. Kiddoo
By:	Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer